MANAGEMENT'S DISCUSSION AND ANALYSIS

The following information, prepared as of November 29, 2019, should be read in conjunction with the condensed interim consolidated financial statements of Giga Metals Corporation (the "Company" or "GIGA") for the three and nine months ended September 30, 2019, together with the audited consolidated financial statements of the Company for the year ended December 31, 2018 and the accompanying management's Discussion and Analysis (the "Annual MD&A") for that fiscal year. The referenced consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"). All amounts are expressed in Canadian dollars unless otherwise stated.

Forward-Looking Statements and Risk Notice

This MD&A is a review of the Company's operations and financial position as at and for the nine months ended September 30, 2019 and plans for the future based on facts and circumstances as of November 29, 2019. Except for statements of historical fact relating to the Company, including our 100% interest in the Turnagain Property, certain information contained herein constitutes forwarding-looking statements. When we discuss: mine plans; our costs and timing of current and proposed exploration; development; production and marketing; capital expenditures; cash flow; working capital requirements; and the requirement for additional capital; operations; revenue; margins and earnings; future prices of nickel and cobalt; foreign currency exchange rates; future accounting changes; or other things that have not yet happened in this review we are making statements considered to be forward-looking statements under Canadian and United States securities laws. We refer to them in this review as forward-looking information. The forward-looking information in this review typically includes words and phrases about the future, such as:  plan, expect, forecast, intend, anticipate, estimate, budget, scheduled, believe, may, could, would might and will. We can give no assurance that the forward-looking information will prove to be accurate. It is based on a number of assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company's operations, no material adverse change in the market price of commodities and exchange rates and such other assumptions and factors as set out herein. It is also subject to risks associated with our business, including but not limited to risk inherent in the mining and metals business; commodity price fluctuations and hedging; competition for mining properties; sale of products and future market access; mineral reserves and recovery estimates; currency fluctuations; interest rate risk; financing risk; environment risk; legal proceedings; and other risks that are set out in our annual information form and below. If our assumptions prove to be incorrect or risks materialize, our actual results and events may vary materially from what we currently expect as set out in this review. We recommend that you review our annual information form and this Management's Discussion and Analysis, which include a discussion of material risks that could cause actual results to differ materially from our current expectations. Forward-looking information is designed to help you understand management's current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to be securities laws.

Scientific and technical information disclosed in this document has been reviewed and approved by Greg Ross, P. Geo., a Qualified Person consistent with NI 43-101.

Director and management changes

On January 23, 2019, Robert Morris, a former senior executive with Vale S.A., the largest nickel producer in the world, was appointed to the Board of Giga Metals.

On April 29, 2019, Anthony Milewski, Chairman and CEO of Cobalt 27 Capital Corp., was appointed to the Board of Giga Metals. Cobalt 27 owns a 2% NSR on nickel and cobalt in the Company's Turnagain Project.

Mr. Phillip Robinson resigned from the Board, effective April 29, 2019. Jon Hykawy resigned from the Board in January 2019 and joined the Advisory Board of the company.

The current composition of the Board of Directors are Mark Jarvis, Lyle Davis, Martin Vydra, Robert Morris and Anthony Milewski.

On July 31, 2019, Lyle Trytten joined the Company as Manager of Development. Mr. Trytten will be responsible for all technical aspects of advancing the geology, metallurgy and engineering of the Turnagain Project. His mandate will also include oversight of environmental, permitting and government relations.

Mr. Trytten has more than 25 years' experience in the nickel industry, and was previously General Manager, Sustainability with Sherritt International Corporation at their Alberta metallurgical refinery, where his role included overseeing environmental and community stakeholder work areas. Previously, Lyle managed Sherritt's acclaimed metallurgical research group and full-service engineering group and managed the project review component (including technical review and economic modelling) for the growth mandate of Sherritt's technology division. Lyle has been personally involved with metallurgical operations on five continents, including a 1-year secondment to the Murrin Murrin nickel refinery in Australia (now owned by Glencore) and start-ups of metallurgical processing facilities in the US and Indonesia.

On November 14, 2019, Martin Vydra, a director of the Giga, was appointed as President of the Company.

Overall Performance

The Company has a 100% interest in the Turnagain Nickel property located in the Liard Mining Division in northern British Columbia, approximately 65 km east of Dease Lake. The 71 claims that comprise the Turnagain property are contiguous, and as of the date of this report, total approximately 37,979 hectares. The 65 claims comprising the core areas of the Turnagain property total 33,220 hectares and have assessment work applied resulting in expiry dates ranging from May 2027 to December 2029. One non-core claim contiguous to the main property that was staked in January 2018 of 742 hectares currently has an expiry date of August 2023. Five non-core contiguous claims staked in October 2019 totalling 4,017 hectares currently have an expiry date of October 2020.

The Turnagain project was not actively explored between 2011 and 2018 due to low nickel prices and difficult financial conditions. The price of nickel improved in 2017, and during the third quarter of 2017, the Company completed equity financings allowing the Company to conduct an exploration program in the summer of 2018.

The Company started its 2018 exploration program in July 2018 with the commencement of archaeological and wildlife surveys and the arrival of drill rigs on site. On October 30, 2018, the Company provided an update on the 2018 exploration program.

The company finalized its 2018 field work program on October 18, 2018, having completed a total of 10,835 metres of core drilling in forty holes (hole numbers DDH18-267 to DDH18-306). On January 30, 2019, the Company announced analytical results from 38 of the 40 holes and the results for the remaining 2 holes were released on February 25, 2019. ALS Global in North Vancouver and TSL Laboratories in Saskatoon were the analytical providers.

Most of the drilling was conducted to collect data in support of advancing the project to the Pre-Feasibility stage.

The 2018 work program included:

  Two exploration holes totaling 1,119.8 metres in the platinum-enriched Attic Zone.
  Thirteen metallurgical infill holes totaling 3,073.0 metres within the Horsetrail and Northwest zones of the Turnagain deposit.
  Twenty-three infill holes totaling 5,866.9 metres, sited between the Horsetrail and Northwest zones to increase sample densities to allow for a reclassification of those portions of the deposit currently categorized as inferred resources to indicated resources.
  Two exploration holes totaling 775.1 metres in the MAG Zone roughly 5.6 kilometres northwest of Horsetrail deposit.

The Company is continuing to advance the project through ongoing:

  Consultation with the Tahltan First Nation and Kaska Dena communities.
  Geotechnical, environmental and archaeological studies, including the establishment of remote water and wildlife monitoring stations and the re-establishment of surface and groundwater monitoring programs.
  Metallurgical optimization and the Turnagain Mine project design engineering studies.

Refer to the January 30, 2019 and February 25, 2019 news releases for details of the analytical results. The analytical results reported demonstrate the remarkable continuity of mineralization in the Horsetrail and Northwest zones.

On July 31, 2018, the Company closed the sale of a 2% Net Smelter Return ("NSR") royalty on all future nickel and cobalt production from the Turnagain Nickel-Cobalt Project to Cobalt 27 Capital Corp. ("Cobalt 27") for consideration of US$1,000,000 in cash (received) and 1,125,000 Cobalt 27 common shares (received) at $7.40 per share for a fair value of $8,325,000.

In spring and summer of 2019, the Company began metallurgical test work, including comminution, flow sheet development, and variability testing. Additionally, field work has begun for geotechnical and geochemical investigations in support of low-grade stockpile and waste rock storage design. Environmental baseline data continue to be collected.

On April 25, 2019, the Company announced that a total of 10,450,000 warrants outstanding since April 2016 were exercised at a price of $0.10 per share for proceeds to the Company of $1,045,000.

On June 7, 2019, The Company's shares were listed on the OTCQB Venture Market under the symbol HNCKF. The Company continues to trade on the TSX Venture Exchange under the symbol GIGA and on the Frankfurt Stock Exchange under the symbol BRR2.

On July 29, 2019, the Company announced that Natural Resources Canada ("NRCan") has agreed to be part of a consortium of government agencies and industry partners, including GIGA, that have agreed to fund a research initiative investigating carbon dioxide (CO2) sequestration in silicate mine residue, including ultramafic residue from mineral deposits such as GIGA's Turnagain nickel-cobalt deposit. A total of $3.5 million has been committed to the project, including $2 million from NRCan with the balance from other government geoscience agencies and from industry. More than a decade of research by project lead Dr. Greg Dipple has shown that silicate mineral residue, when exposed to the atmosphere, absorbs CO2 and converts it to carbonate minerals, and the CO2 would remain locked in the carbonates over geological time scales. There is a real possibility that the Turnagain project, if developed into a mine, could achieve our goal of being carbon neutral. Refer to the news release for further details.

On September 19, 2019, the Company announced its updated NI 43-101 mineral resource estimate based on an additional 36 infill drill holes totaling 8,940 metres drilled in 2018 in the areas of the conceptual open pit described in the Preliminary Economic Assessment dated December, 2011 by AMC Consultants of Vancouver, B.C., and by updated geological modeling supported by core logs, rock geochemistry, mapping, alteration modeling and other information.  The updated resource estimate increased Measured plus Indicated resources at Turnagain by 24% to 1.07 billion tonnes, while contained nickel increased by 28.3% to 5.2 billion pounds.

On October 15, 2019, a project update news release was issued on metallurgical and engineering work on the Turnagain project.  Refer to the news release for details.

Turnagain Nickel-Cobalt Project

	Balance, December 31,	Change in period	Balance, September 30,
	2018 $	2019 $	2019 $
Mineral property interests	179,500	-	179,500
Assays and testing	2,299,514	32,931	2,332,445
Claims renewal / staking	471,644	500	472,144
Drilling	14,343,279	18,478	14,361,757
Environmental studies	1,671,686	125,721	1,797,407
Exploration data management	955,078	9,139	964,217
First Nations	221,024	25,944	246,968
Geochemistry	111,066	-	111,066
Geological and engineering services	9,606,491	530,683	10,137,174
Geophysical services	801,643	-	801,643
Metallurgy	4,124,650	230,095	4,354,745
Petrographic work	43,957	-	43,957
Project management	106,015	-	106,015
Survey, mapping and camp	2,574,205	167,239	2,741,444
Transportation	2,877,751	106,849	2,984,600
Advances	-	109,839	109,839
Cost recovery	(56,480)	-	(56,480)
Property impairments	(33,058,924)	-	(33,058,924)
BC refundable mining tax credits	(3,100,268)	-	(3,100,268)
Federal non-refundable mining tax credits, net of valuation allowance	(61,185)	-	(61,185)
Book value at date of sale of net smelter royalty	(1,777,377)	-	(1,777,377)
	2,333,269	1,357,418	3,690,687

The Turnagain Project hosts the Horsetrail nickel-cobalt deposit, among the world's largest undeveloped nickel-cobalt sulphide deposits, located in British Columbia, Canada. Giga Metals owns 100% of the project which hosts a recently updated (September 19, 2019) NI 43-101 Mineral Resource containing:

Classification (1) (2) (3) (4) (5)	Tonnage (000s)	Ni Grade (%)	Contained Ni (000s lbs)	Co Grade (%)	Contained Co (000s lbs)
Measured	360,913	0.230	1,832,440	0.014	109,803
Indicated	712,406	0.215	3,373,616	0.013	202,605
Measured and Indicated	1,073,319	0.220	5,206,056	0.013	312,409
Inferred (4)	1,142,101	0.217	5,473,909	0.013	327,327

(1)  All mineral resources have been estimated in accordance with Canadian Institute of Mining and Metallurgy and Petroleum ("CIM") definitions, as required under National Instrument 43-101 ("NI 43-101").

(2)  Mineral resources are reported in relation to a conceptual pit shell in order to demonstrate reasonable expectation of eventual economic extraction, as required under NI 43-101; mineralization lying outside of these pit shells is not reported as a mineral resource. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

(3)  Mineral resources are reported at a cut-off grade of 0.1% Ni. Cut-off grades are based on a price of US $8.50 per pound and a number of operating cost and recovery assumptions, plus a contingency as reported in the December 2011 PEA authored by AMC Consulting.

(4)  Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. However, it is reasonably expected that the majority of Inferred mineral resources could be upgraded to Indicated.

(5)  Due to rounding, numbers presented may not add up precisely to the totals provided and percentages my not precisely reflect absolute figures.

The Mineral Resource estimates include Inferred Mineral Resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Mineral Resource has been prepared by Kirkham Geosystems Ltd., September 2019.

The Turnagain project covers a large, relatively underexplored land package prospective for additional ultramafic-hosted nickel-cobalt discoveries. Turnagain is one of the few projects in a stable jurisdiction that can potentially deliver large quantities of cobalt and nickel to meet the growing needs of the electric vehicle and energy storage markets at a time when many research analysts are projecting there will be shortages in the cobalt and nickel required by battery manufacturers.

Results from Operations

During the nine months ended September 30, 2019

Other items - During the nine months ended September 30, 2019 ("2019"), the Company recorded a loss of $918,394 as compared to income of $4,833,707 for during the nine months ended September 30, 2018 ("2018").  Included in loss in the 2019 period was the impact of the change in value of Cobalt 27 shares.  During 2019, the Cobalt 27 shares increased in value from $3.30 per share (as of December 31, 2018) to an average price on date of sale of $4.14 per share resulting in the Company recognizing a change in fair value gain of $3,334,120. The Company sold 813,200 shares during 2019 for net proceeds of $3,335,330 resulting in a realized loss of $2,682,350. Excluding the loss on sale of marketable securities and the unrealized gain on the change in fair market value of marketable securities, the Company had an adjusted loss(1) of $596,244 and $1,570,164 for the three and nine months ended September 30, 2019, respectively.

The 2018 period income was from the sale of a 2% NSR on the Turnagain project, resulting in a gain of $10,555,203.  The Company received shares of Cobalt 27 as part of the proceeds from the sale of the 2% NSR.  From the date of acquisition of the shares to September 30, 2018, the fair value of the shares decreased by $4,590,000.  Excluding the gain on sale of the NSR and the unrealized loss on the change in fair market value of marketable securities, the Company had an adjusted loss(1) of $299,271 and $1,131,496 for the three and nine months ended September 30, 2018, respectively.

General and Administrative - During 2019, the Company incurred an adjusted loss(1) of $1,570,164 ($0.03 per share) compared to an adjusted loss(1) of $1,131,496 ($0.03 per share) during 2018. The administrative expenses for 2019 were $1,593,217, up from $1,163,312 from 2018. Total administrative expenses include two non-cash expenses, amortization and stock-based compensation. These amounts were $54,365 (2018: $6,968) and $352,707 (2018: $295,473) in 2019, respectively. Excluding non-cash expenses, the 2019 administrative expenses were $1,186,145 up from $860,871 in 2018 due primarily to an increase in consulting fees and corporate communications and investor relations expenses. Consulting fees were $241,030 (2018: $122,618), an increase of $118,412 due to fees associated with analyzing the nickel market. Corporate communications and investor relations expenses in 2019 were $408,587 (2018: $280,744), an increase of $127,843. Legal, accounting and audit expenses in 2019 were $117,359 (2018: $83,619) an increase of $33,740 due to $18,575 of 2018 CFO fees included in management fees. Management and directors' fees in 2019 were $167,809 up $32,396 from the $135,413 incurred in 2018. Office and general expenses in 2019 were $199,981 (2018: $160,215), an increase of $39,766. Travel and accommodation expenses were $51,379 compared to $78,262 in 2018. Excluding amortization and stock-based compensation, the total general and administrative expenses for 2019 were approximately $132,000 per month compared to $96,000 per month in 2018. During 2019, the Company earned $10,346 from interest income compared to $31,816 for 2018.

Exploration - During 2019, the Company incurred expenditures on exploration and evaluation assets of $1,357,418 including $32,931 on assaying and testing, $125,721 on environmental studies, $530,683 on geological and engineering services and $230,095 on metallurgy relating to the Turnagain Project. The Company also paid $109,839 in advances and had $274,088 of survey, mapping, camp and transportation expenses.

Note:

(1) Adjusted loss for the period is not a term recognized under IFRS.

Summary of Quarterly Results

The following is selected financial data from the Company's unaudited quarterly financial statements for the last eight quarters ending with the most recently completed quarter, being September 30, 2019.

	Three Months Ended ($)
	September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018
Total Revenues	-	-	-	-
(Loss) Income	(723,775)	(544,245)	349,626	(3,683,070)
(Loss) Income Per Share (basic)	(0.01)	(0.01)	0.01	(0.09)
(Loss) Income Per Share (diluted)	(0.01)	(0.01)	0.01	(0.09)
Exploration and evaluation interest expenditures	592,291	514,373	250,754	878,790
	Three Months Ended ($)
	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017
Total Revenues	-	-	-	-
Loss	5,665,932	(364,831)	(467,394)	(491,880)
Loss Per Share (basic and diluted)	0.13	(0.01)	(0.01)	(0.01)
Exploration and evaluation interest expenditures	0.10	(0.01)	(0.01)	28,345

The income recorded during the quarter ended March 31, 2019 was due to change in fair value gains on marketable securities of $1,020,020. The loss recorded during the quarter ended December 31, 2018 was due to realized and unrealized losses on marketable securities of $3,099,960. The income recorded during the quarter ended September 30, 2018 was due to the gain on sale of the NSR, offset by the unrealized loss on change in fair value of marketable securities.

Financing Activities and Capital Expenditures

Subsequent to September 30, 2019, 75,000 options were exercised for gross proceeds of $7,500 and 315,000 warrants were exercised for gross proceeds of $25,500.

During the nine months ended September 30, 2019, the Company did not complete any equity financings. During the period, 11,655,000 warrants were exercised for gross proceeds of $1,150,500 and 300,000 options were exercised for proceeds of $30,000.

During the nine months ended September 30, 2018, the following equity financing was completed:

I) On January 5, 2018, the Company closed a private placement of 960,000 units at a price of $0.60 per unit for gross proceeds of $576,000. Each unit consists of one common share and one half of one share purchase warrant. Each whole warrant is exercisable into one common share at a price of $0.70 with an expiry date of three years after the closing date. As part of the private placement, the Company paid $22,080 in finder's fees and other cash issuance costs of $14,290. In addition, the Company issued 36,800 in broker warrants with an expiry date of one year after the closing date.

Liquidity and Capital Resources

At September 30, 2019, the Company had working capital of $3,359,661 compared to working capital of $4,161,092 as at December 31, 2018. Accounts payable and accrued liabilities at September 30, 2019 were $259,408 and the current portion of the office lease obligation was $73,287. As of September 30, 2019, the Company has sufficient working capital to continue operations for at least 12 months and to conduct an exploration program on the Turnagain project.

The Company's working capital is primarily comprised of cash as well as a mining tax credit receivable of $899,147.

Transactions with Related Parties

	Three months ended September 30,		Nine months ended September 30,
	2019 $	2018 $	2019 $	2018 $
Accounting fees(1)	7,335	7,926	24,382	21,016
Directors fees(2)	24,000	-	47,927	-
Management fees(3)	37,500	37,500	112,500	129,224
Stock-based compensation	34,088	4,898	191,866	159,053
	102,923	50,324	376,675	309,293

(1) Fees paid to Malaspina Consultants Inc., a company that employs Matt Anderson, CFO.

(2) Fees paid to directors Martin Vydra, Bob Morris, Anthony Milewski and Lyle Davis as well as Philip Robinson and Jon Hykawy, former directors.

(3) Fees paid to Mark Jarvis, CEO and Director, Brian Fiddler, former CFO and Leslie Young, corporate secretary.

There was $8,466 owing to related parties at September 30, 2019 (December 31, 2018 - $7,526).

Key management includes the Chief Executive Officer, the Chief Financial Officer and the directors of the Company.  Compensation paid or payable to key management for services during the nine months ended September 30, 2019 amounted to $144,309 (2018 - $114,996) for short-term benefits and $191,866 (2018 - $159,053) for stock-based compensation.

The Company has a month to month office sublease with a company with common directors.  During the nine months ended September 30, 2019, the Company recorded office sublease income of $28,927 relating to the sublease.

Changes in Accounting Policies

Adoption of new accounting standards:

IFRS 16, Leases

The Company adopted all of the requirements of IFRS 16 Leases ("IFRS 16") as of January 1, 2019. IFRS 16 replaces IAS 17 Leases ("IAS 17"). IFRS 16 provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. The Company has adopted IFRS 16 using the modified retrospective application method, where the 2018 comparatives are not restated and a cumulative catch up adjustment is recorded on January 1, 2019 for any differences identified, including adjustments to the opening deficit balance.

The Company analyzed its contracts to identify whether they contain a lease arrangement for the application of IFRS 16. On the date of transition, the Company did not have any leases with lease terms in excess of 12 months. Accordingly, the Company did not record any transition adjustments on January 1, 2019.

The following is the Company's new accounting policy for leases under IFRS 16:

Leases

At inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Leases of right-of-use assets are recognized at the lease commencement date at the present value of the lease payments that are not paid at that date. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be readily determined, and otherwise at the Company's incremental borrowing rate. At the commencement date, a right-of-use asset is measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

Each lease payment is allocated between repayment of the lease principal and interest. Interest on the lease liability in each period during the lease term is allocated to produce a constant periodic rate of interest on the remaining balance of the lease liability. Except where the costs are included in the carrying amount of another asset, the Company recognizes in profit or loss (a) the interest on a lease liability and (b) variable lease payments not included in the measurement of a lease liability in the period in which the event or condition that triggers those payments occurs. The Company subsequently measures a right-of-use asset at cost less any accumulated depreciation and any accumulated impairment losses; and adjusted for any remeasurement of the lease liability. Right-of-use assets are depreciated over the shorter of the asset's useful life and the lease term, except where the lease contains a bargain purchase option a right-of-use asset is depreciated over the asset's useful life.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company's consolidated financial statements.

Financial Instruments and other Instruments

The Company is exposed in varying degrees to a variety of financial instrument related risks as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company's primary exposure to credit risk is on its bank accounts. The Company's bank accounts are held with a major bank in Canada. As all of the Company's cash are held by one bank in Canada, there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. The Company is not exposed to credit risk on mineral tax credit receivable, as these are due from the Government of Canada.

Liquidity risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company's objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and banking facilities.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and trading prices of marketable securities.

a) Foreign exchange risk

The Company mainly operates in Canada and is therefore not exposed to significant foreign exchange risk arising from transactions denominated in a foreign currency.

b) Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not have any significant interest rate risk.

c) Other Price Risk

Other price risk is the risk that the fair value of a financial instrument changes due to market risks other than foreign exchange risk or interest rate risk. The Company was exposed to changes in the fair value of the Cobalt 27 common shares however as at September 30, 2019 the Company had sold all of the shares.

Outstanding Share Data

As at September 30, 2019, the Company had 55,104,015 shares issued. The Company had 5,210,000 stock options outstanding with exercise prices ranging from $0.10 to $0.80, an average price of $0.33 and an average life of 3.46 years. In addition, 12,185,000 warrants were outstanding with an average exercise price of $0.29 and an average life of 1.06 years.

Summary of Share data at September 30, 2019
		Average
		Price	Life in Years
Issued shares	55,104,015
Options	5,210,000	$0.33	3.46
Warrants	12,185,000	$0.29	1.06
Fully Diluted	72,499,015

Summary of Share data at November 29, 2019
		Average
		Price	Life in Years
Issued shares	55,494,015
Options	5,535,000	$0.34	3.44
Warrants	11,870,000	$0.29	0.90
Fully Diluted	72,899,015

Disclosure Controls and Procedures

In connection with National Instrument 52-109 (Certificate of Disclosure in Issuer's Annual and Interim Filings) ("NI 52-109"), the Chief Executive Officer and Chief Financial Officer of the Company have filed a Venture Issuer Basic Certificate with respect to the financial information contained in the consolidated financial statements for the nine months ended September 30, 2019 and this accompanying MD&A (together, the "Interim Filings").

In contrast to the full certificate under NI 52-109, the Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures and internal control over financial reporting, as defined in NI 52-109. For further information the reader should refer to the Venture Issuer Basic Certificates filed by the Company with the Interim Filings on SEDAR at www.sedar.com.

Other Information

Additional information on the Company may be found on SEDAR at www.sedar.com, and on the Company's website at www.gigametals.com.